							Exhibit 12

Dollar Thrifty Automotive Group, Inc. and Subsidiaries
Computation of Consolidated Ratio of Earnings to Fixed Charges (Unaudited)
(In Thousands, except Ratios)

	Six Months Ended	Year Ended December 31,
	June 30, 2009	2008		2007	2006	2005	2004

Income (loss) before income taxes	$ 9,219	$ (456,801)	(b)	$ 12,808	$ 88,421	$ 130,545	$ 105,133

Interest expense (excluding capitalized interest)	53,798	123,663		133,978	125,361	106,596	97,797
Portion of rent estimated to represent the interest factor	24,421	48,378		45,225	37,427	36,193	30,779

Income (loss) before income taxes and fixed charges	$ 87,438	$ (284,760)		$ 192,011	$ 251,209	$ 273,334	$ 233,709

Interest expense (including capitalized interest)	$ 53,823	$ 124,157		$ 134,787	$ 126,171	$ 106,596	$ 97,797
Portion of rent estimated to represent the interest factor	24,421	48,378		45,225	37,427	36,193	30,779

Fixed charges	$ 78,244	$ 172,535		$ 180,012	$ 163,598	$ 142,789	$ 128,576

Ratio of earnings to fixed charges	1.1	(1.7)		1.1	1.5	1.9	1.8
		(a)

(a) The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2008. To achieve a ratio of earnings to fixed charges of 1:1, we would have had to have generated an additional $457.3 million of earnings.

(b) Income (loss) before income taxes is negatively impacted by a $350.2 million impairment charge related to goodwill and long-lived assets.